UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐                No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2015 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on May 16, 2016 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F. In this document, “PEMEX” refers to Petróleos Mexicanos, the following seven operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene) (which we refer to collectively as the subsidiary entities)—, and the subsidiary companies listed in Note 4 to the 2015 audited consolidated financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into (i) the Offering Circular dated February 9, 2017, relating to its U.S. $72,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue and (ii) the Prospectus dated December 20, 2016 filed with the SEC pursuant to Rule 424(b)(3) (Commission File No. 333-213351).

Information on the Company—History and Development—Recent Energy Reform

Business Overview—Exploration and Production

New Partnerships

On December 13, 2016, the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission) published on the Diario Oficial de la Federación (Mexican Official Gazette) the results of the bidding process referred to as Round 1.4, through which a consortium consisting of Pemex Exploration and Production, Chevron Energía de Mexico, S. de R.L. de C.V. (or Chevron Energía), a subsidiary of Chevron Corporation, and INPEX Corporation was awarded an exploration and extraction contract for a field located in the Perdido Fold Belt in the Gulf of Mexico. Chevron Energía will act as the operator for the block, holding a 33.3334% of the interest in the consortium, while Pemex Exploration and Production and INPEX Corporation, through a Mexican subsidiary, each hold a 33.3333% interest. We refer to this consortium as the Perdido Fold Belt Consortium.

On the same date, the National Hydrocarbons Commission also published the results of the Trion block farmout, which selected BHP Billiton Petróleo Operaciones de México, S. de R.L. de C.V. (or BHP Billiton Mexico), a local unit of BHP Billiton Plc, as the partner for Pemex Exploration and Production for activities in the deep water exploration block known as Trión. Pursuant to the terms of its bid, BHP Billiton Mexico will make a U.S. $789.6 million contribution to the partnership in exchange for a 60% participating interest in the Trión block. BHP Billiton will be the operator of this partnership, which we refer to as the Trión Block Partnership.

The terms of the model contracts published by the National Hydrocarbons Commission for each of the Perdido Fold Belt Consortium and the Trión Block Partnership require that Pemex Exploration and Production, through Petróleos Mexicanos or a subsidiary thereof, provide a corporate guarantee in favor of the National Hydrocarbons Commission in an amount proportional to its participating interest in each contract.

Refining

Liberalization of Fuel Prices in Mexico

Historically, the Mexican Government has imposed controls on the prices of gasoline and diesel. See “Item 4—Business Overview—Refining—Pricing Decrees” of the Form 20-F for more information on these controls.

In accordance with transitory article 12 of the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017 (Federal Revenue Law for the Fiscal Year 2017), during 2017 and 2018, the Comisión Reguladora de Energía (Energy Regulatory Commission), with the opinion of the Comisión Federal de Competencia Económica (Federal Economic Antitrust Commission), will issue guidelines and schedules relating to the processes to be used to determine prices of gasoline and diesel, allowing the prices of gasoline and diesel to be based on market conditions. As a result, fuel prices in Mexico are expected to fluctuate based on international market prices, the cost of transportation, storage and processing, profit margins of retail services stations, applicable taxes and the peso-U.S. dollar exchange rate, among other factors.

The Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) will determine the maximum gasoline and diesel prices to be applied in each of the regions of Mexico where prices are not determined based on market conditions.

On December 27, 2016, the Ministry of Finance and Public Credit announced maximum gasoline and diesel prices to be applied in each of the regions of Mexico where prices are not determined based on market conditions, effective January 1, 2017, which caused an increase of gasoline prices of up to 20% in certain parts of Mexico. This increase has led to widespread protests across Mexico and blockades to some of our facilities. As a result of the demonstrations, we have experienced difficulties accessing some of our refined products supply terminals and have reported gasoline shortages at retail services stations in at least three Mexican states. We have contacted the local governments of these states for support to regain access to our facilities.

The maximum average prices of gasoline and diesel prices set by the Ministry of Finance and Public Credit effective January 1, 2017 will remain in place until February 17, 2017. Thereafter, the maximum prices set by the Ministry of Finance and Public Credit will continue to be effective until new maximum gasoline and diesel prices are announced on the Energy Regulatory Commission’s website.

Although the effects of the increase in fuel prices may result in an increase in our net sales, any such increase could be partially offset by any disruption in the supply of refined products arising out of demonstrations or any decrease in demand as a result of the increase in fuel prices.

Environmental Regulation—PEMEX’s Internal Monitoring

On January 12, 2017, during the chemical cleaning of an EA-101E heat exchanger, a leak of diesel and sulphydric acid occurred at Madero refinery. As a result of this accident, one employee died. The root cause analysis concluded that the main causes of the accident were the misapplication of safety procedures and the lack of supervision. As a result of the accident, we are reinforcing internal control procedures to prevent similar incidents in the future.

Operating and Financial Review and Prospects—Overview

Recent Financing Activities

During the period from December 1, 2016 to February 8, 2017, Petróleos Mexicanos participated in the following financing activities:

•	On December 6, 2016, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $62,000,000,000 to U.S. $72,000,000,000 pursuant to an authorization by the Board of Directors of Petróleos Mexicanos on July 10, 2015 and August 18, 2015.

•	On December 13, 2016, Petróleos Mexicanos issued U.S. $5,500,000,000 aggregate principal amount of debt securities under its U.S. $72,000,000,000 Medium-Term Notes Program, Series C, in three tranches: (i) U.S. $1,500,000,000 5.375% Notes due 2022, (ii) U.S. $1,000,000,000 Floating Rate Notes due 2022 and (iii) U.S. $3,000,000,000 6.500% Notes due 2027. The debt securities are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On December 6, 2016, Petróleos Mexicanos obtained a long-term loan for U.S. $300,000,000, which bears interest at a floating rate linked to LIBOR plus 1.65% and matures on December 6, 2019.

During the period from December 1, 2016 to February 8, 2017, P.M.I. Holdings B.V. obtained U.S. $1,375,500,000 in financing from its revolving credit lines and repaid U.S. $1,828,500,000. As of February 8, 2017, there is no amount outstanding under these revolving credit lines.

Directors, Senior Management and Employees

On December 14, 2016, the Board of Directors of Petróleos Mexicanos approved the appointment of Mr. Rodrigo Becerra Mizuno as Corporate Director of Information Technologies, replacing Mr. José Luis Luna Cárdenas effective December 15, 2016.

UNITED MEXICAN STATES

The information in this section with regard to Mexico has been derived from publicly available information published by, or on the websites of, the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission), Banco de México Banco (the Mexican central bank), the Ministry of Finance and Public Credit and the Instituto Nacional de Estadística y Geografía (INEGI).

The Economy

Gross Domestic Product

The following tables set forth the composition of Mexico’s real gross domestic product (GDP) by economic sector, in constant 2008 pesos and in percentage terms, for the periods indicated.

	Real GDP by Sector
	2011		2012		2013		2014		2015(1)		Second quarter 2016(1)(2) (annualized)
	(in billions of constant pesos)(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	377.2	Ps.	405.3	Ps.	409.1	Ps.	426.8	Ps.	427.8	Ps.	441.2
Secondary Activities:
Mining		1,017.2		1,026.0		1,024.5		1,009.1		950.2		913.3
Utilities		286.0		292.1		293.6		317.7		330.6		324.1
Construction		1,015.1		1,040.0		990.3		1,010.2		1,036.2		1,014.0
Manufacturing		2,109.3		2,196.1		2,220.7		2,308.2		2,378.8		2,386.3
Tertiary Activities:
Wholesale and retail trade		1,919.1		2,010.6		2,055.7		2,120.0		2,215.7		2,210.0
Transportation and warehousing		728.4		758.0		776.4		802.4		828.8		838.2
Information		371.1		431.6		453.1		454.1		500.1		522.2
Finance and insurance		523.3		563.4		622.0		616.5		622.3		650.2
Real estate, rental and leasing		1,548.5		1,587.2		1,603.1		1,635.7		1,673.7		1,703.2
Professional, scientific and technical services		288.3		291.4		294.8		299.7		310.0		320.3
Management of companies and enterprises		74.4		80.8		79.4		85.1		86.8		84.0
Administrative support, waste management and remediation services		395.7		412.9		430.7		429.8		434.3		447.5
Education services		481.3		492.0		495.9		496.2		499.6		496.4
Health care and social assistance		260.3		265.9		267.4		265.9		269.4		270.7
Arts, entertainment and recreation		56.9		58.5		60.6		59.7		62.4		59.9
Accommodation and food services		259.8		273.9		279.0		287.0		304.0		306.9
Other services (except public administration)		261.5		270.0		275.8		280.0		286.8		295.5
Public administration		472.1		489.5		487.3		501.2		509.4		505.0

Gross value added at basic values		12,445.4		12,945.2		13,119.2		13,405.4		13,726.9		13,788.8
Taxes on products, net of subsidies		328.8		342.3		347.1		364.0		383.2		399.1

GDP	Ps.	12,774.2	Ps.	13,287.5	Ps.	13,466.3	Ps.	13,769.3	Ps.	14,110.1	Ps.	14,187.9

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Annualized. Actual second quarter nominal GDP data has been annualized by multiplying it by four, is included for comparison purposes only, and is not necessarily indicative of performance for the full fiscal year.
(3)	Based on GDP calculated in constant 2008 pesos.

(4)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Real GDP Growth by Sector

(% change against prior years)(1)

	2011	2012	2013	2014	2015(2)	Second quarter 2016(2)(3) (annualized)
GDP (constant 2008 prices)	4.0%	4.0%	1.4%	2.2%	2.5%	2.5%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock	(2.3)	7.4	0.9	4.2	0.4	3.4
Secondary Activities:
Mining	(0.4)	0.9	(0.1)	(1.5)	(5.8)	(3.7)
Utilities	6.9	2.1	0.5	8.2	4.1	4.1
Construction	4.1	2.5	(4.8)	2.0	2.6	2.4
Manufacturing	4.6	4.1	1.2	4.1	2.8	1.3
Tertiary Activities:
Wholesale and retail trade	9.7	4.8	2.2	3.1	4.5	2.9
Transportation and warehousing	4.0	4.1	2.4	3.2	3.4	2.8
Information	4.4	16.3	5.0	0.2	10.1	9.5
Finance and insurance	7.1	7.7	10.4	(0.9)	0.9	6.9
Real estate, rental and leasing	2.9	2.5	1.0	2.0	2.3	2.0
Professional, scientific and technical services	5.1	1.1	1.2	1.7	3.4	8.0
Management of companies and enterprises	3.6	8.6	(1.8)	7.2	2.1	4.5
Administrative support, waste management and remediation services	6.0	4.4	4.3	(0.2)	1.0	3.2
Education services	1.6	2.2	0.8	0.1	0.7	1.4
Health care and social assistance	2.1	2.2	0.6	(0.6)	1.3	1.2
Arts, entertainment and recreation	(0.7)	2.9	3.4	(1.5)	4.6	3.3
Accommodation and food services	1.5	5.4	1.8	2.9	5.9	4.6
Other services (except public administration)	1.9	3.3	2.1	1.6	2.3	6.1
Public administration	(1.4)	3.7	(0.5)	1.9	2.6	(1.7)

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures.
(3)	Annualized. Actual second quarter nominal GDP data has been annualized by multiplying it by four. The annualized data is included for comparison purposes only, and is not necessarily indicative of, and may vary materially from, performance for the full fiscal year.
(4)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

The increase of Mexico’s GDP by 2.5% in real terms in 2015, as compared to 2014, was due to growth in all sectors except mining. Tertiary activities posted particularly strong increases in real terms during 2015 as compared to 2014. As with all quarterly GDP figures released by INEGI, these quarterly GDP figures have been annualized by multiplying GDP for the second quarter by four. Quarterly real GDP data for the period presented is not necessarily indicative of performance for the full fiscal year.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.9% as of June 30, 2016, a 0.3% decrease from the rate registered on December 31, 2015. As of June 30, 2016, the economically active population in Mexico older than 15 years of age consisted of 53.5 million individuals.

As of December 31, 2015, the economically active population in Mexico older than 15 years of age consisted of 53.8 million individuals. The table below sets forth the total, as well as the percentage, of unemployed individuals in Mexico based on age and gender as of December 31, 2015.

Unemployed Population by Age and Gender

	Total	%	Men	%	Women	%
Total	2,240,498	100.0	1,342,302	59.9	898,196	40.1
15-24 years	792,298	35.4	456,990	34.0	335,308	37.3
25-44 years	1,043,596	46.6	594,976	44.3	448,620	49.9
45-64 years	372,088	16.6	261,096	19.5	110,992	12.4
65+ years	32,426	1.4	29,150	2.2	3,276	0.4

Source: INEGI

In some regions of Mexico, especially where industrial growth has been rapid, industry has experienced a shortage of skilled laborers and management personnel, as well as high turnover rates. The Mexican Government has sought to address these problems through legislation requiring in-house training programs, the costs of which are tax deductible.

As of December 31, 2015, approximately 8.2% of the Mexican work force is unionized. Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and contains legal limitations on strikes. During 2015, no strikes affected the federal jurisdiction.

Principal Sectors of the Economy - Manufacturing

The following table sets forth the change in industrial manufacturing output by sector for the periods indicated.

Industrial Manufacturing Output Differential by Sector

(% change against prior years)(1)

	2011	2012(2)	2013(2)	2014(2)	2015(2)	First six months of 2015(2)	First six months of 2016(2)(3)
Food	2.2%	2.6%	0.9%	0.6%	1.6%	1.7%	2.5%
Beverage and tobacco products	4.6	2.6	(0.5)	3.1	6.0	3.5	7.2
Textile mills	(4.4)	3.1	(2.7)	(1.7)	2.1	0.3	0.4
Textile product mills	(2.9)	(0.1)	3.5	7.0	9.9	10.6	1.2
Apparel	0.2	(0.5)	3.3	(2.8)	7.2	3.7	3.2
Leather and allied products	(0.7)	3.5	(0.6)	(1.7)	2.2	2.3	0.0
Wood products	5.1	13.0	(2.2)	1.0	3.1	6.1	(6.7)
Paper	(0.8)	4.8	2.1	3.1	3.2	3.6	4.1
Printing and related support activities	4.2	(4.1)	(6.9)	(2.7)	1.1	0.7	(2.1)
Petroleum and coal products	(3.6)	1.1	3.3	(4.5)	(7.6)	(9.9)	(2.0)
Chemicals	(0.1)	(0.3)	0.8	(1.3)	(1.4)	(1.6)	(1.9)
Plastics and rubber products	6.7	9.0	(1.9)	6.5	4.3	4.4	4.8
Nonmetallic mineral products	3.7	2.3	(3.1)	2.7	5.2	4.4	3.3
Primary metals	4.3	3.8	2.3	8.4	(4.0)	(4.6)	(0.6)
Fabricated metal products	7.0	3.9	(3.3)	7.8	5.9	8.2	3.6
Machinery	13.3	5.5	0.2	1.6	(0.5)	0.9	4.6
Computers and electronic products	6.7	0.5	3.6	11.1	6.8	8.3	7.6
Electrical equipment, appliances and components	(1.1)	1.7	(2.0)	8.8	6.0	7.9	2.6
Transportation equipment	16.6	13.9	5.8	12.4	6.9	8.9	(2.4)
Furniture and related products	1.2	2.8	(5.8)	(1.8)	7.5	13.4	0.3
Miscellaneous	5.1	0.4	0.0	6.4	3.7	4.7	3.6
Total expansion/contraction	4.6	4.1	1.2	4.1	2.8	3.1	1.3

(1)	Percent change reflects differential in constant 2008 pesos.
(2)	Preliminary figures.
(3)	First six months of 2016 results as compared to the corresponding period of 2015.

Source: INEGI.

Financial System

Monetary Policy, Inflation and Interest Rates

Banco de México’s M1 monetary aggregate consists of bills and coins held by the public, plus: (1) checking accounts denominated in local currency and foreign currency; (2) interest-bearing deposits denominated in pesos and operated by debit cards; and (3) savings and loan deposits.

The following table shows Mexico’s M1 money supply aggregates at each of the dates indicated.

Money Supply

	December 31,
	2011		2012		2013		2014		2015
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	665,916	Ps.	734,034	Ps.	792,928	Ps.	928,777	Ps.	1,088,106
Checking deposits
In domestic currency		934,698		979,413		1,082,702		1,170,381		1,301,904
In foreign currency		132,854		163,611		189,020		232,467		333,094
Interest-bearing peso deposits		341,113		393,231		438,012		534,973		614,312
Savings and loan deposits		8,599		9,760		11,097		12,598		14,558

Total M1	Ps.	2,083,179	Ps.	2,280,049	Ps.	2,513,758	Ps.	2,879,196	Ps.	3,351,974

Note: Numbers may not total due to rounding.

Source: Banco de México.

The 2015 M1 money supply increased by 14.0% in real terms. This increase was mainly due to increases in real terms in all of its components during 2015, specifically, checking deposits in foreign currency and bills and coins, which increased by 40.3% and 14.7%, respectively, as compared to 2014.

The 2015 monetary base totaled Ps. 1,214.7 billion, which represents a 16.8% nominal increase from the 2014 monetary base total. This expansion in the monetary base was due to a 16.6% nominal increase in the bills and coins in circulation component as well as an increase in the banking deposits component.

Consumer inflation for the first half of 2016 was 2.5%, which was below the 3.0% target inflation for the year and 0.4 percentage points higher than the 2.1% consumer inflation for 2015. According to Banco de México, inflation has remained at levels below the permanent 3.0% target mainly due to the conduct of monetary policy and the absence of aggregate demand-related pressures on prices.

The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated.

Changes in Price Indices

	National Producer Price Index(1)(2)(3)	National Consumer Price Index(1)	Increase in Minimum Wage
2011	6.9	3.8	4.1
2012	1.8	3.6	4.6
2013	1.6	4.0	3.9
2014	3.3	4.1	3.9
2015	2.8	2.1	6.9
2016
January	2.6	3.9	4.2
February	2.9	4.8	—
March	2.6	4.0	—
April	2.5	4.1	—
May	2.6	5.0	—
June	2.5	5.6	—
July	2.7	5.5	—
August	2.7	5.5	—
September	3.0	6.4	—

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.
(3)	Preliminary figures for 2015-2016.

Sources: INEGI; Ministry of Labor.

The following table sets forth the average interest rates per annum on 28-day and 91-day Cetes, the CPP and the 28-day and 91-day TIIE for the periods indicated.

Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2015:	2.9	3.0	2.2	3.3	3.3
January-June
July-December	3.1	3.2	2.1	3.3	3.4
2016:
January	3.1	3.3	2.2	3.6	3.6
February	3.4	3.5	2.2	3.8	3.8
March	3.8	3.9	2.4	4.1	4.1
April	3.7	3.8	2.5	4.1	4.1
May	3.8	3.9	2.5	4.1	4.1
June	3.8	4.1	2.6	4.1	4.2
July	4.2	4.4	2.7	4.6	4.7
August	4.2	4.4	2.8	4.6	4.7
September	4.3	4.5	2.8	4.6	4.7

Source: Banco de México.

The Securities Markets

The Bolsa Mexicana de Valores (Mexican Stock Exchange) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the 35 most actively traded shares.

The following table provides the index along with two other metrics for the performance of the Mexican Stock Exchange.

Mexican Stock Exchange Performance

(in billions of U.S. dollars, except Index)(1)

	2011	2012	2013	2014	2015
Index (points)	37,077.5	43,705.8	42,727.1	43,145.7	42,977.5
Market capitalization	407.7	524.1	522.2	480.2	403.2
Value of transactions	177.6	215.7	259.1	186.4	148.5

(1)	Constant pesos with purchasing power at December 31, 2008.

Source: Banco de México/Bolsa Mexicana de Valores.

Foreign Trade and Balance of Payments

Foreign Trade

According to preliminary figures, during 2015, Mexico registered a trade deficit of U.S. $14.6 billion, as compared to a trade deficit of U.S. $3.1 billion during 2014. This was caused by weakness in U.S. industrial activity and lower external demand which limited export growth. In particular, petroleum exports decreased by 45.3% as compared to 2014, primarily due to a decrease in crude oil production.

According to preliminary figures, during 2015, total imports decreased by 3.5% as compared to 2014. This was mainly caused by a decrease in non-oil exports such as consumer and capital goods, as well as a decrease in oil imports.

According to preliminary figures, during 2015, total exports decreased by 4.1% as compared to 2014. This was mainly caused by weak U.S. industrial activity and decreased demand from other countries.

Exports and Imports

	2011		2012		2013		2014		2015(1)		First six months of 2015(1)		First six months of 2016(1)
			(in millions of U.S. dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	56,443	U.S.$	52,956	U.S.$	49,482	U.S.$	42,586	U.S.$	23,173	U.S.$	12,811	U.S.$	8,103
Crude oil		49,381		46,852		42,712		35,855		18,524		10,293		6,435
Other		7,063		6,103		6,770		6,731		4,648		2,517		1,668
Non-oil products		292,990		317,814		330,534		354,542		357,450		175,626		170,728
Agricultural		10,309		10,914		11,246		12,181		12,971		7,205		7,906
Mining		4,063		4,906		4,714		5,064		4,505		2,449		1,893
Manufactured goods(2)		278,617		301,993		314,573		337,297		339,975		165,971		160,930

Total merchandise exports		349,433		370,770		380,015		397,129		380,623		188,437		178,831
Merchandise imports (f.o.b.)
Consumer goods		51,790		54,272		57,329		58,299		56,279		26,128		24,228
Intermediate goods(2)		264,020		277,911		284,823		302,031		297,253		146,275		142,750
Capital goods		35,032		38,568		39,057		39,647		41,700		20,187		18,969

Total merchandise imports		350,843		370,752		381,210		399,977		395,232		192,590		185,947

Trade balance	U.S.$	(1,409)	U.S.$	18	U.S.$	(1,195)	U.S.$	(2,849)	U.S.$	(14,609)	U.S.$	(4,153)	U.S.$	(7,116)

Average price of Mexican oil mix(3)		$101.13		$101.96		$98.44		$86.00		$43.29		$49.2		$31.2

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the maquiladora (or the in-bond industry).
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

			Balance of Payments(1)
	2011		2012		2013		2014		2015(1)		First six months of 2015		First six months of 2016(1)
			(in millions of U.S. dollars)
I. Current account(2)	U.S.$	(13,985)	U.S.$	(16,957)	U.S.$	(30,978)	U.S.$	(26,249)	U.S.$	(32,707)	U.S.$	(17,256)	U.S.$	(15,449)
Credits		399,306		423,510		434,891		454,080		437,309		217,685		207,979
Merchandise exports (f.o.b.)		349,433		370,770		380,015		396,912		380,623		188,437		178,831
Non-factor services		16,153		16,817		20,908		21,824		23,313		12,756		12,336
Tourism		11,869		12,739		13,949		16,208		17,734		9,320		10,063
Others		4,284		4,078		6,959		5,615		5,579		3,436		2,273
Factor Services		10,569		13,154		11,320		11,319		8,168		4,188		3,448
Interest		3,475		2,671		2,391		2,309		2,470		1,176		1,300
Others		7,094		10,483		8,929		9,010		5,698		3,012		2,149
Transfers		23,152		22,768		22,649		24,026		25,206		12,304		13,364
Debits		413,291		440,467		465,870		480,329		470,016		234,941		223,428
Merchandise imports (f.o.b.)		350,843		370,752		381,210		399,977		395,232		192,590		185,947
Non-factor services		30,289		30,277		31,377		33,673		32,095		16,514		15,031
Insurance and freight		10,225		9,726		9,755		11,604		10,048		4,936		4,953
Tourism		7,832		8,449		9,122		9,606		10,098		4,751		4,681
Others		12,232		12,103		12,499		12,464		11,948		6,826		5,397
Factor services		31,981		39,229		52,287		45,567		41,783		25,389		22,086
Interest		17,819		20,458		23,426		25,701		25,864		12,908		13,280
Others		14,162		18,771		28,861		19,867		15,920		12,481		8,806
Transfers		178		209		995		1,111		905		448		365
II. Capital account		53,677		58,330		68,782		61,379		34,211		21,056		15,259
Liabilities		64,406		92,369		111,399		89,251		50,013		30,107		32,304
Loans and deposits		14,768		15,305		43,466		34,407		13,095		9,654		25,528
Development banks		(283)		398		426		870		850		1,109		(465)
Commercial banks		(953)		(3,206)		15,112		8,156		(3,508)		(5,829)		6,158
U.S. Federal Reserve swap facility		—		—		—		—		—		—		—
Non-financial public sector		5,910		8,397		8,204		15,219		15,133		14,225		17,217
Non-financial private sector		10,094		9,717		19,724		10,162		621		150		2,618
PIDIREGAS(3)		—		—		—		—		—		—		—
Foreign investment		49,638		77,065		67,933		54,844		36,917		20,453		6,776
Direct		24,552		20,548		46,903		26,948		32,056		16,186		14,385
Portfolio		25,086		56,517		21,030		27,896		4,861		4,267		(7,609)
Equity securities		(6,566)		9,877		(943)		4,833		3,601		3,389		3,759
Debt securities		31,651		46,640		21,973		23,062		1,260		878		(11,367)
Assets		(10,728)		(34,039)		(42,647)		(28,872)		(15,802)		(9,052)		(17,045)
III. Errors and omissions		(11,255)		(20,651)		(20,128)		(17,566)		(15,589)		(3,308)		(1,371)
IV. Change in net international reserves(4)		28,879		21,040		13,006		16,717		(16,503)		(729)		673

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.
(3)	Since January 1, 2009, external financing of long-term infrastructure projects (PIDIREGAS) are recorded as non-financial public sector indebtedness.
(4)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver, as well as adjustments in their value, are not reflected in items I, II and III.

Source: Banco de México.

In 2015, Mexico’s current account registered a deficit of 2.9% of GDP, or U.S. $32.7 billion, due to a decrease in the oil production balance.

In 2015, Mexico registered a capital account surplus of U.S. $34.2 billion. This decrease compared to previous years was due to a reduction in the holdings of government securities, primarily short-term instruments, by non-residents. This decrease in investors’ holdings of government bonds was partially offset by an increment in holdings by foreign investors of medium- and long-term instruments. Despite this reduction, the rest of the items of the financial account, including direct foreign investment, received sufficient resources to finance the capital account balance.

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

International Reserves and Net International Assets(3)

Year	End-of-Period International Reserves(1)(2)	End-of-Period Net International Assets
	(in millions of dollars)
2015	176,735.4	177,628.9
2016(4)
January	175,387.3	176,353.6
February	176,015.5	179,751.8
March	176,665.1	180,210.5
April	177,968.8	182,150.2
May	176,994.4	179,631.7
June	177,334.9	181,510.5
July	177,388.6	179,684.8
August	176,348.3	177,650.6
September	175,831.3	180,531.6

(1)	Includes gold, Special Drawing Rights (international reserve assets created by the International Monetary Fund (IMF)) and foreign exchange holdings.
(2)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(3)	“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.
(4)	Preliminary figures.

Source: Banco de México.

Direct Foreign Investment in Mexico

From 1999 to December 31, 2015, total accumulated direct foreign investment in Mexico, excluding any direct foreign investment not registered with Mexico’s Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry), totaled approximately U.S. $425.7 billion. In 2015 direct foreign investment funds, which exclude investments in Mexico-based securities, were allocated to the following sectors of the Mexican economy.

2015 Foreign Investment by Sector

Area	Percentage
Agriculture, Livestock, Fishing and Forestry	0.5%
Business Support Services	0.6%
Commerce	7.3%
Construction	7.2%
Educational Services	0.0%
Electricity and Water	2.0%
Financial Services	8.0%
Health Services	0.0%
Manufacturing	49.4%
Mass Media	8.3%
Mining	3.3%
Other Services	0.0%
Professional Services	1.3%
Real Estate and Rental Services	0.8%
Recreational Services	0.4%
Temporary Accommodations	1.8%
Transportation	9.0%

Source: Ministry of Economy

According to preliminary figures, during 2015, net foreign investment in Mexico, as recorded in the balance of payments decreased 32.7% as compared to 2014. Direct foreign investment (investment in real assets such as land, buildings or plants in Mexico) increased by 19.0% and net foreign portfolio investment (investment activity that involves the purchase of Mexico-based stocks, bonds, commodities or money market instruments, including securities placed abroad) decreased by 82.6%, as compared to 2014. These decreases were due to a reduction in the holdings of government securities by non-residents.

Public Finance

Revenues and Expenditures

The following table illustrates the composition of public sector budgetary revenues for the first six months of 2015 and 2016 in constant 2008 pesos.

2016 Public Sector Budgetary Revenues

	First six months of 2015(1)	First six months of 2016(1)	2016 Budget(2)
	(in billions of constant pesos)(3)
Budgetary revenues	2,046.3	2,339.2	4,154.6
Federal government	1,582.5	1,868.5	3,102.4
Taxes	1,225.7	1,393.2	2,407.7
Income tax	659.2	763.5	1,244.2
Value-added tax	346.3	373.8	742.0
Excise taxes	180.5	211.8	348.9
Import duties	19.7	23.5	36.3
Export duties	0.0	0.0	0.0
Luxury goods and services	0.0	0.0	0.0
Other	18.3	18.3	36.3
Non-tax revenue	356.9	475.3	694.7
Fees and tolls	246.8	176.5	47.4
Transfers from the Mexican Petroleum Fund for Stabilization and Development	0.0	0.0	485.5
Rents, interest and proceeds of assets sales	0.0	0.0	0.0
Fines and surcharges	107.3	294.2	161.7
Other	2.8	4.6	0.0
Public enterprises and agencies	463.7	470.7	1,052.2
PEMEX	165.4	172.8	398.4
Others	298.4	297.9	653.8

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Budgetary estimates as of December 2015. Budgetary estimates for 2016 were converted into constant pesos using the GDP deflator for 2016, estimated as of December 2015.
(3)	Constant pesos with purchasing power as of December 31, 2008.

Source: Ministry of Finance and Public Credit.

2016 Budget

Selected estimated budget expenditures are set forth in the table below.

2014-2015 and First Six Months of 2016 Budgetary Expenditures; 2016 Expenditure Budget

	2014 Results(1)		2015 Results(1)		First six months of 2016 Results(1)		2016 Budget(2)
	(in billions of Pesos)
Health	Ps.	114.3	Ps.	121.1	Ps.	63.7	Ps.	132.2
Education		308.7		323.1		153.3		303.0
Housing and community development		25.8		29.2		11.4		25.6
Government debt servicing		291.4		322.2		189.0		357.4
Comisión Federal de Electricidad (CFE) and PEMEX debt servicing		54.1		86.0		48.5		84.4
PEMEX		42.6		72.5		40.7		69.3
CFE		11.5		13.5		7.8		15.2
Other		0.0		0.0		0.0		0.0

The table below sets forth the budgetary results for 2011-2015 and the first six months of 2016. It also sets forth the assumptions and targets underlying Mexico’s 2016 Budget.

2011-2015 and First Six Months of 2016 Budgetary Results; 2016 Budget Assumptions and Targets

	2011 Results(1)		2012 Results(1)		2013 Results(1)		2014 Results(1)		2015 Results(1)		First six months of 2016 Results(1)		2016 Budget(2)
Real GDP growth (%)		4.0%		4.0%		1.4%		2.2%		2.5%		2.5%		3.1%
Increase in the national consumer price index (%)		3.8%		3.6%		4.0%		4.1%		2.1%		2.5%		3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	U.S.$	101.13	U.S.$	101.96	U.S.$	98.44	U.S.$	85.48	U.S.$	43.29	U.S.$	31.24	U.S.$	50.00 (3)
Average exchange rate (Ps./$1.00)		12.4		13.2		12.8		13.3		15.9		18.1		16.4
Average rate on 28-day Cetes (%)		4.2%		4.2%		3.8%		3.0%		3.0%		3.6%		4.5%
Public sector balance as % of GDP(4)		(2.4)%		(2.6)%		(2.3)%		(3.2)%		(3.5)%		(0.8)%		n.a.
Primary balance as % of GDP(4)		(0.6)%		(0.6)%		(0.4)%		(1.1)%		(1.2)%		0.9%		(0.6)%
Current account deficit as % of GDP		(1.2)%		(1.4)%		(2.5)%		(2.1)%		(2.9)%		(1.5)%		(2.6)%

n.a. = Not available.

(1)	Preliminary figures.
(2)	2016 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2016 (General Economic Policy Guidelines) and in the Programa Económico 2016 (Economic Program for 2016). These figures do not reflect actual results for the year or updated estimates of Mexico’s 2016 economic results.
(3)	The Mexican Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2016 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2015 Budget.
(4)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain PIDIREGAS obligations.

Source: Ministry of Finance and Public Credit.

Public Debt

Internal Public Debt

The following table summarizes the gross and net internal debt of the Mexican Government at each of the dates indicated.

Gross and Net Internal Debt of the Mexican Government(1)

	At June 30, 2015		At June 30, 2016(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 4,397.7	93.3%	4,700.5	92.9%
Cetes	652.9	13.8	662.6	13.1%
Floating Rate Bonds	250.5	5.3	327.8	6.5%
Inflation-Linked Bonds	1,093.4	23.2	1,122.1	22.2%
Fixed Rate Bonds	2,395.3	50.8	2,581.3	51.0%
STRIPS of Udibonos	5.5	0.1	6.6	0.1%
Other(3)	317.9	6.7	358.4	7.1%

Total Gross Debt	4,715.6	100.0%	5058.9	100.0%

Net Debt
Financial Assets(4)	(161.1)		(201.4)

Total Net Debt	Ps.4,554.5		Ps.4,857.6

Gross Internal Debt/GDP	26.3%		26.8%
Net Internal Debt/GDP	25.4%		25.7%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Mexican Government’s overall level of internal debt. Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Mexican Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 151.6 billion at June 30, 2015 and Ps. 144.5 billion at June 30, 2016 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

The 2016 Budget authorized the Mexican Government to incur up to U.S. $6 billion in additional net external debt, which includes external borrowings incurred from international financial institutions, the same amount as authorized in the 2015 Budget.

According to preliminary figures, at June 30, 2016, outstanding gross public sector external debt totaled U.S. $179.9 billion, an approximate U.S. $17.7 billion increase from the U.S. $162.2 billion outstanding at December 31, 2015. Of this amount, U.S. $176.7 billion represented long-term debt and U.S. $3.2 billion represented short-term debt. Net external indebtedness also increased by U.S. $13.8 billion during the first six months of 2016, mainly due to the incurrence of new external indebtedness and the depreciation of the Mexican peso. Overall, at June 30, 2016, total public debt (gross external debt plus net internal public sector debt) represented approximately 46.2% of nominal GDP, an increase of 3.0% from December 31, 2015.

The following tables set forth a summary of Mexico’s external public debt, including a breakdown of such debt by currency, net external public sector debt, the Mexican Government’s gross external debt, the Mexican Government’s net external debt and the Mexican Government’s net debt at the dates indicated.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government	Long-Term Debt of Budget- Controlled Agencies	Other Long-Term Public Debt(2)	Total Long- Term Debt	Total Short- Term Debt	Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31, 2015	82,493	69,621	6,943	159,057	3,152	162,209
At June 30, 2016(3)	90,202	80,174	6,332	176,708	3,197	179,905

By Currency

	December 31, 2015			June 30, 2016(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	131,702	81.2%	U.S.$	141,306	78.5%
Japanese Yen		4,857	3.0		7.004	3.9
Swiss Francs		1,011	0.6		1,406	0.8
Pounds Sterling		2,694	1.7		2,451	1.4
Euro		18,834	11.6		25,281	14.1
Others		3,113	1.9		2,458	1.4

Total	U.S.$	162,209	100.0%	U.S.$	179,905	100.0%

Net External Debt of the Public Sector

	December 31, 2015		June 30, 2016(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S. $	161,609.5	U.S. $	175,386.7
Gross External Debt/GDP		14.8%		18.0%
Net External Debt/GDP		14.7%		17.6%

Gross External Debt of the Federal Government

	December 31, 2015			June 30, 2016(3)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	U.S. $	66,298	80.3%	U.S. $	69,051	76.5%
Japanese yen		3.672	4.4		5,612	6.2
Swiss francs		—	—		—	—
Pounds sterling		2,177	2.6		1,982	2.2
Euros		10,422	12.6		13,625	15.1
Others		19	0.0		19	0.0

Total	U.S. $	82,588	100.0%	U.S. $	90,288	100.0%

Net External Debt of the Federal Government

	December 31, 2015		June 30, 2016(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S. $	82,320	U.S. $	87,905
Gross External Debt/GDP		7.5%		9.0%
Net External Debt/GDP		7.5%		8.8%

Net Debt of the Federal Government

	December 31, 2015	June 30, 2016(3)
External Debt	22.7%	25.5%
Internal Debt	77.3%	74.5%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of December 31, 2015) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

IMF Credit Lines

On May 27, 2016, the Executive Board of the IMF approved a successor two year arrangement for Mexico under the Flexible Credit Line (FCL) in an amount equivalent to U.S. $88 billion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Carlos Caraveo Sánchez
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: February 9, 2017

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

•	activities relating to our lines of business, including the generation of electricity;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.